June 26, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561
Attn:	Patrick Gilmore
Christine Davis
Jaime John

Re:	MicroStrategy Incorporated Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 13, 2013
Form 8-K filed March 15, 2013
File No. 000-24435

Dear Mr. Gilmore, Ms. Davis, and Mr. John:

On behalf of MicroStrategy Incorporated (the “Company”), I am responding to the comments contained in the letter dated June 13, 2013 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to Douglas K. Thede, Senior Executive Vice President & Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”) and the Form 8-K filed March 15, 2013 (the “March 15 8-K”). The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(h) Revenue recognition, page 77

Comment:

1.	We note that you offer set-up services associated with your cloud subscription services and that set-up fees are recognized ratably over the longer of the contract period or the estimated average life of the customer. Please tell us whether these services have stand-alone value. Also, please explain your basis for recognizing these services over the longer of the contract period or the estimated average life of the customer.

Response:

The Company has considered the guidance provided in ASC 605-25-5 and has concluded that its cloud set-up services do not have standalone value from the related cloud subscription service. The Company does not sell set-up services to customers unless the customer is also purchasing a subscription to the cloud service. Customers cannot purchase set-up services from another vendor to be used in connection with the subscription services provided by the Company. Further, the Company does not believe that any customer would be able to resell its delivered set-up services on a standalone basis nor use these services in connection with another software vendor’s cloud solution given that each customer’s set-up services are unique to its own cloud subscription service provided by the Company. Since the Company has concluded that the set-up services do not have standalone value from the related cloud subscription services, the fees for the set-up services should be bundled together with the fees for the cloud subscription services as one unit of accounting for revenue recognition purposes.

In evaluating the period over which the fees for the set-up services should be recognized, the Company considered the guidance provided in ASC 605-10-S99 SEC Materials (Topic 13.A.3(f)). Topic 13.A.3(f) states that the revenue recognition period for non-refundable upfront fees should extend beyond the initial contract period if the relationship with the customer is expected to extend beyond the initial contract period and the customer continues to benefit from the payment of the up-front fee. The Company’s cloud contracts typically include a one-time set-up fee and annual subscription services fees. The annual subscription services fees renew in subsequent years at fees comparable to those charged in the initial year, exclusive of the one-time set-up fee. The Company’s customers continue to receive the benefit of the set-up service for as long as they continue to renew the subscription service. Therefore, the Company concluded that the fees for the set-up services should be recognized over the longer of the contract term or the estimated average life of the customer.

Comment:

2.	We note that you determine relative selling price of your cloud subscription services based upon third-party evidence (TPE), when available, or best estimated selling price (BESP) when TPE is not available. Please provide us with additional details regarding how you determine TPE and BESP and tell us what consideration you gave to the disclosure requirements within ASC 605-25-50-2(e).

Response:

In a multiple element cloud arrangement, the Company allocates revenue to each element in the arrangement based on the relative selling price hierarchy. For cloud subscription services, the Company has not established VSOE due to the fact that the offering is relatively new. Accordingly, the Company uses TPE, when available, or if TPE is not available, the Company uses BESP to determine the relative selling price of the deliverable when sold on a standalone basis. The Company has established TPE for one deliverable of the cloud offering based on the published list price that our vendor charges when it sells the same deliverable directly to its customers on a standalone basis. For all other deliverables of the cloud offering, the Company determines BESP based upon consideration of its pricing models and objectives which take into account factors such as gross margin, the size and volume of the transactions, perceived pricing sensitivity, and growth strategies. The determination of BESP is made through consultation with and approval by the Company’s management team, taking into consideration its go-to-market strategy.

The Company has considered the disclosure guidance outlined in ASC 605-25-50-2(e), however, during 2012, revenues related to our cloud subscription services represented only 0.52% of total revenues. The Company will include in future filings additional disclosures related to the significant factors, inputs, assumptions, and methods used to determine the selling price of its cloud deliverables, as necessary.

Form 8-K Filed March 15, 2013

Comment:

3.	Please tell us the consideration you gave to filing pro forma financial information for the disposition of Angel.com. See Item 9.01 of Form 8-K and Article 11 of Regulation S-X. As part of your response, please provide us with the results of the significance tests as of December 31, 2012 in accordance with Rule 1-02(w) of Regulation S-X.

Response:

The Company applied the significance test calculations outlined in Rule 1-02(w) of Regulation S-X as mandated by Rule 11-01 (b)(2) of Article 11 of Regulation S-X in considering whether or not to file pro forma financial information for the disposition of Angel.com. These calculations are presented below. The calculations were performed as of December 31, 2012, the most recently completed fiscal year of both companies.

Investment Test

(all numbers in thousands, except %’s)

Investment in Angel.com	$33,000
Total consolidated assets of the Company	$477,938
Significance	6.90%

Asset Test

(all numbers in thousands, except %’s)

Assets of Angel.com	$14,266
Total consolidated assets of the Company	$477,938
Significance	2.98%

Income Test

(all numbers in thousands, except %’s)

Angel.com pre-tax loss	$(2,976)
Total Company pre-tax income	$29,231
Angel.com pre-tax loss	$(2,976)

Total Company pre-tax income (excluding Angel.com pre-tax loss)	$32,207

Significance	9.24%

Since the Company’s pre-tax income for the most recent fiscal year was at least 10% lower than the average of the income for the last five fiscal years, we further computed the income test as follows:

	2008	2009	2010	2011	2012
Total Company pre-tax income	$70,771	$85,800	$54,960	$19,300	$29,231

Average of fiscal years 2008-2012	$52,012
Angel.com pre-tax loss	$(2,976)
Significance	5.72%

As a result of the application of the above tests, the Company concluded that Angel.com was not a significant subsidiary pursuant to Rule 1-02(w) and was not required to file any pro forma financial information pursuant to Rule 11-01 (b)(2) of Article 11.

Notwithstanding the results of the above tests that the Company conducted in considering whether to file pro forma financial information in connection with the Angel.com disposition, the Company acknowledges that if the Company substituted the fair value of the consideration received for the numerator in the Investment Test pursuant to the Implementation Point 2130.2 in the Division of Corporation Finance’s Financial Reporting Manual, it would conclude that Angel.com would be considered a significant subsidiary. However, the Company respectfully submits that, for the reasons noted below, providing pro forma financial information would not be meaningful to investors or provide significant additional disclosure to what is already publicly available because:

a)	The Company has historically disclosed three years of consolidated operating highlights that include a separate break out of the results of operations of Angel.com. (Please see pages 44 and 45 of our 2012 10-K).

b)	The Company’s quarterly press releases announcing the quarterly results of operations and filed on Forms 8-K have historically presented separately the results of operations of Angel.com.

c)	The Company has historically disclosed three years of total revenues, gross profit, and long-lived assets of Angel.com as part of its segment disclosures. (Please see page 92 of our 2012 10-K).

d)	The Company does not consider the results of Angel.com to be significant to the Company’s business as a whole:

i.	The long-lived assets of Angel.com represented 3.36%, 4.08%, and 2.03% of the Company’s total long-lived assets for the years ended December 31, 2012, 2011, and 2010, respectively.

ii.	The total assets of Angel.com represented 2.98%, 3.15%, and 1.96% of the Company’s total assets for the years ended December 31, 2012, 2011, and 2010, respectively.

iii.	The total revenues of Angel.com represented 4.86%, 4.44%, and 4.07% of the Company’s total revenues for the years ended December 31, 2012, 2011, and 2010, respectively.

iv.	The gross profit of Angel.com represented 3.89%, 3.25%, and 2.80% of the Company’s gross profit for the years ended December 31, 2012, 2011, and 2010, respectively.

e)	The Company’s first quarter Form 10-Q filed on May 3, 2013 presented the balance sheet of the Company as of December 31, 2012 with Angel.com separately classified as held-for-sale.

f)	There were no significant adjustments needed to the Company’s historical financial statements to show Angel.com as held-for-sale.

For these reasons, we did not file pro forma financial information reflecting the sale of Angel.com with the March 15 8-K.

* * *

The Company has sought to address the staff’s comments with respect to these filings in the responses contained herein and therefore has not filed an amendment to the 2012 10-K or the March 15 8-K.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses answer the staff’s questions, but please contact the undersigned at (703) 714-1079 if you have any further questions or would like to discuss our responses.

Very truly yours,

/s/ Douglas K. Thede
Douglas K. Thede
Senior Executive Vice President &
Chief Financial Officer